Datalink Corporation

8170 Upland Circle

Chanhassen, Minnesota  55317

July 26, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Re:                            Datalink Corporation

Registration Statement on Form S-3

File No.  333-166915

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, July 28, 2010 at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the above-referenced Registration Statement has been declared effective by telephoning Jeffrey C. Robbins, Esq. of Messerli & Kramer P.A. at 612-672-3706.  Thank you for your consideration in this matter.

Very truly yours,

DATALINK CORPORATION

By	/s/ GREGORY T. BARNUM
Gregory T. Barnum
Chief Financial Officer